

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Mr. Scott A. Musil
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, IL 60606

  Re: **First Industrial Realty Trust, Inc.**
    Form 10-K for the year ended December 31, 2009
    Forms 10-Q for the quarterly period ended March 31, 2010
    File No. 1-13102

Dear Mr. Musil:

  We have completed our review of the above referenced filings and have no further comments at this time.

        Sincerely,

        Kevin Woody
        Branch Chief